July 19, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Abby Adams

Re:	LumiraDx Limited

Registration Statement on Form F-1

File No. 333-266207

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of LumiraDx Limited (the “Registrant”) dated July 19, 2022. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 5:30 p.m. Eastern Time, on July 20, 2022 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC
EVERCORE GROUP L.L.C. SVB SECURITIES LLC
RAYMOND JAMES & ASSOCIATES, INC.

As representatives of the Underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Bartosz Ostenda
	Name:	Bartosz Ostenda
	Title:	Managing Director

By:	Evercore Group L.L.C.

By:	/s/ Sachin Aggarwal
	Name:	Sachin Aggarwal
	Title:	Senior Managing Director

By:	SVB Securities LLC

By:	/s/ Ryan Lindquist
	Name:	Ryan Lindquist
	Title:	Senior Managing Director

By:	Raymond James & Associates, Inc.

By:	/s/ Jonathan Herrmann
	Name:	Jonathan Herrmann
	Title:	Director, Health Care Investment Banking

[Signature Page to LumiraDX Limited Acceleration Request Letter]